Exhibit 99(d)(1)

Pursuant to 17 CFR 240.24b-2, confidential information has been omitted in places marked “[* * *]” and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

EXECUTION COPY

Dated                            2007

CITIC GROUP

and

SES S.A.

and

SES GLOBAL HOLDING AG

and

BOWENVALE LIMITED

and

MODERNDAY LIMITED

AGREEMENT OF RESTRICTIVE COVENANTS

Ref L-123032

This Agreement is made on                            2007 between:

(1)	CITIC GROUP, an enterprise established under the laws of the People’s Republic of China whose registered office is at Capital Mansion, 6 Xinyuan Nan Road, Chaoyang District, Beijing 100004, People’s Republic of China (“CITIC”);

(2)	SES S.A. a company incorporated in Luxembourg whose registered office is situated at L-6815 Chateau de Betzdorf, Luxembourg (“SES”);

(3)	SES GLOBAL HOLDING AG a company incorporated in Switzerland whose registered office is situated at Innere Guterstrasse 4, 6304 Zug, Switzerland (“SES Holding” and, together with SES, the “Exiting Shareholders”);

(4)	BOWENVALE LIMITED, a company incorporated in the British Virgin Islands whose registered address is at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Bowenvale”); and

(5)	MODERNDAY LIMITED, a company incorporated in the British Virgin Islands whose registered address is at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Bidco”).

Whereas:

(A)	The Exiting Shareholders and the Continuing Shareholders are parties to the Shareholders’ Agreement (as defined below).

(B)	Approximately 68.9% of the issued share capital of AsiaSat (as defined below) is currently owned by Bowenvale. The only asset of Bowenvale is its shareholding in AsiaSat.

(C)	Pursuant to the SES-GE Transaction, a wholly-owned subsidiary of General Electric Capital Corporation (“GECC”) will acquire the entire holding of shares in Bowenvale held by the Exiting Shareholders, and General Electric Capital Corporation will become party, together with the Continuing Shareholders, to the Shareholders’ Agreement, which will terminate as between the Continuing Shareholders and the Exiting Shareholders (in accordance with the provisions of the Consent Letter).

(D)	Subject to Closing taking place, Bidco (being a company indirectly jointly owned by CITIC and General Electric Capital Corporation) will, pursuant to the requirements of the Code on Takeovers and Mergers, make an offer to acquire the entire issued and to be issued share capital of AsiaSat not already owned directly by it or by Bowenvale.

(E)	The parties wish to enter into this Agreement to set out certain non-compete restrictions on the SES Group in favour of Bowenvale, Bidco, and CITIC.

Whereby it is agreed as follows:

1	Interpretation

The following terms shall have the following meanings respectively:

“Announcement” means the announcement by or on behalf of SES and/or GECC of the SES-GE Transaction or the announcement by Bidco (or another entity jointly directly or indirectly owned by CITIC and GE) and/or AsiaSat of the Offer, whichever is the later;

“AsiaSat” means Asia Satellite Telecommunications Holdings Limited and “AsiaSat Group” means AsiaSat and its Group, and SpeedCast Limited, SpeedCast Holdings

Limited and Beijing Asia Sky Telecommunications Technology Company Limited and their respective subsidiaries shall be deemed to be AsiaSat Group companies for the purposes of this Agreement;

“Closing” means the completion of the SES-GE Transaction and the termination of the Shareholders’ Agreement;

“Consent Letter” means the letter of even date herewith entered into between, among others, CITIC, SES and General Electric Capital Corporation and relating to termination of the Shareholders’ Agreement (among other things);

“Continuing Shareholders” means CITIC and its wholly-owned subsidiary, Able Star Associates Limited, a company incorporated in the British Virgin Islands;

“Controlling Interest” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the legal and or beneficial ownership of 25% or more of the share capital or other equity of a Person and the ability to elect 25% or more of the members of the board of directors or other governing body of a Person;

“Existing Contract” means a contract between an AsiaSat Group company and a person, firm or company for the provision of satellite transponder capacity or other service which has been entered into prior to Closing and remains in effect as at Closing;

“Existing Customer” means any person, firm or company who at Closing is a counterparty to the AsiaSat Group company which is party to an Existing Contract;

“First Restricted Period” means the period commencing on Closing and expiring on the date falling six months after Closing (both dates inclusive);

“Group” means in relation to any person, that person, its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company;

“Offer” means an offer to privatise AsiaSat whether by way of a scheme of arrangement or a general offer;

“Person” means a natural or legal person and includes a company, a partnership and a cooperative joint-venture;

“Potential Business Opportunity” means any potential acquisition of a Controlling Interest in, or potential joint venture or cooperation or collaboration involving the sharing of income, profit and/cost or other arrangements which are intended to achieve the same or similar economic or commercial benefits as a Controlling Interest in, any of [* * *], which three to be notified by CITIC to SES prior to the Announcement;

“Restricted Employee” means any AsiaSat Group employee immediately prior to Closing;

“Restricted Orbital Arc” means the orbital arc between [* * *];

“Second Restricted Period” means the period commencing on Closing and expiring on June 30, 2008 (both dates inclusive);

“SES Group” means the Group of which SES is parent;

“SES-GE Transaction” shall have the meaning given to it in the Consent Letter; and

“Shareholders’ Agreement” means the shareholders’ agreement relating to Bowenvale dated 10 December 1998, as amended by the Deed of Adherence and Amendment No.1 dated 9 November 2004.

2	Restrictions on the Exiting Shareholders

2.1	Restrictions

In consideration for the Continuing Shareholders entering into the Consent Letter, SES undertakes on behalf of the SES Group with each of Bowenvale, Bidco and CITIC (each for itself and for and on behalf of AsiaSat and each of its subsidiaries) with effect from and subject to Closing not to:

2.1.1	during the First Restricted Period, provide, canvass or solicit the provision of satellite transponder capacity or other service from satellites positioned between the Restricted Orbital Arc to any Existing Customer; provided, however, that this shall not in any way prohibit members of the SES Group from providing, canvassing or soliciting the provision of satellite transponder capacity or other service from satellites which are owned and operated by the SES Group and positioned between the Restricted Orbital Arc to (i) any customer of the SES Group who is party to a contract with the SES Group entered into prior to Closing and remaining in effect as at Closing or (ii) any Existing Customer insofar as it relates to new types of services not provided by AsiaSat as at Closing;

2.1.2	during the Second Restricted Period, pursue, solicit or in any way engage in a Potential Business Opportunity; or

2.1.3	during the Second Restricted Period, induce or seek to induce any present Restricted Employee to become employed by or act as a consultant for the SES Group or employ such Restricted Employee, whether or not such Restricted Employee would thereby commit a breach of his or her contract of service.

3	Reasonableness and Invalidity

3.1	The Exiting Shareholders confirm that legal advice relating to all the matters provided for in this Agreement, including the provisions of Clause 2, has been received. The Exiting Shareholders acknowledge that the restrictions contained in Clause 2 are no greater than is reasonable and necessary for the protection of the interests of each of Bowenvale, Bidco, and CITIC (each for itself and for and on behalf of AsiaSat and each of its subsidiaries) pursuant to implementation of the SES-GE Transaction. The Exiting Shareholders further acknowledge that the restrictions on the Exiting Shareholders contained in this Agreement are intended to be separate and discrete restraints and if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

3.2	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

3.2.1	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

3.2.2	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

4	Specific Performance

The Exiting Shareholders further acknowledge that damages would not be an adequate remedy for the losses that would be suffered by each of Bowenvale, Bidco, and CITIC in the event of a breach of the restrictions contained in this Agreement and, accordingly, that an injunction to restrain any such breach would be reasonably required to protect the interests in each of Bowenvale, Bidco, and CITIC (each for itself and for and on behalf of AsiaSat and each of its subsidiaries).

5	Notice

5.1	The Existing Shareholders shall notify each of Bowenvale, Bidco, and CITIC as soon as reasonably practicable upon becoming aware that any matter or circumstance has occurred or is reasonably likely to occur which would constitute a breach of this Agreement.

5.2	A notice under this Agreement shall only be effective if it is in writing. Any notice must be given either by fax or be delivered by hand or by courier. Notice may also be given by e-mail if it is stated to constitute notice and the addressee acknowledges receipt.

5.3	Notices under this Agreement shall be sent to the relevant Party at its address or number and for the attention of the individual set out below:

Party and title of individual	Address	Facsimile no and e-mail address
CITIC , Bowenvale and Bidco FAO: Mr Kenneth Ko	c/o CITIC Room 2118 Hutchison House 10 Harcourt Road	+852 2861 1901 kenko@citicua.com

Exiting Shareholder(s)	Hong Kong

FAO: Ms Catherine Fox Senior Vice President and General Counsel	SES L-6815 Chateau de Betzdorf Betzdorf Luxembourg	+352 710 725 532 catherine.fox@ses-global.com

Provided that a Party may change its notice details on giving notice to the other Parties of the change in accordance with this Clause 5.

5.4	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

5.4.1	if delivered personally, on delivery;

5.4.2	if sent by facsimile or email, when sent (with receipt confirmed); and

5.4.3	if sent by courier, on delivery.

6	Choice of Governing Law

This Agreement shall be governed by and construed in accordance with Hong Kong law.

7	Jurisdiction

7.1	Each of the parties to this Agreement irrevocably agrees that the courts of Hong Kong shall have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any proceedings may be brought in the courts of Hong Kong.

7.2	Each party irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any proceedings in the courts of Hong Kong and any claim that any such proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any proceedings brought in the courts of Hong Kong shall be conclusive and binding upon such party and may be enforced in the courts of Hong Kong.

8	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

In witness whereof this Agreement has been duly executed on the date which first appears on page 1 above.

EXECUTED by On behalf of CITIC GROUP	}

EXECUTED by On behalf of SES S.A.	}

EXECUTED by On behalf of SES GLOBAL HOLDING AG	}

EXECUTED by On behalf of BOWENVALE LIMITED	}

EXECUTED by on behalf of MODERNDAY LIMITED	}